As filed with the Securities and Exchange Commission on August 16, 2002
Registration No. 333-84660

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-2
Amendment No. 1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CALYPTE BIOMEDICAL CORPORATION
(Exact name of registrant as specified in charter)

Delaware (State or other jurisdiction of incorporation or organization)	3826 Primary Standard Industrial Classification Code Number)	06-1226727 (I.R.S. Employer Identification No.)

1265 HARBOR BAY PARKWAY
ALAMEDA, CALIFORNIA 94502
(510) 749-5100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

NANCY E. KATZ
Chief Executive Officer and President
Calypte Biomedical Corporation
1265 Harbor Bay Parkway
Alameda, California 94502
(510) 749-5100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

JOSEPH A. BARATTA, ESQ.
BARATTA & GOLDSTEIN
597 FIFTH AVENUE
NEW YORK, NEW YORK 10017
(212) 750-9700 (PHONE)
(212) 750-8297 (FAX)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. /x/.
If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. /x/.
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /  /
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /  /
If delivery of this Prospectus is expected to be made pursuant to Rule 434, please check the following box. /  /

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(3)

Common Stock, $.001 par value per share	14,000,000	$0.210	$2,940,000	$599

(1)
Shares of common stock which may be offered pursuant to this registration statement, which shares are issuable upon conversion of secured convertible debentures. The number of shares of common stock registered hereunder represents a good faith estimate by the Company of the number of shares of common stock issuable upon conversion of the debentures. In addition to the shares set forth in the table, the amount to be registered includes an indeterminate number of shares issuable upon conversion of the debentures, as such number may be adjusted as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416 under the Securities Act of 1933, as amended.

(2)
Estimated in accordance with Rule 457(c) for the purpose of computing the amount of the registration fee based on the average of the bid and ask prices of the Company’s common stock on the Over-the-Counter Bulletin Board on March 19, 2002.

(3)	Previously paid with original filing on March 21, 2002, file # 333-84660.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

SUBJECT TO COMPLETION, DATED AUGUST 16, 2002

PROSPECTUS

CALYPTE BIOMEDICAL CORPORATION

14,000,000 Shares of Common Stock

•
This Prospectus relates to the resale of our common stock by the selling security holders of up to 14,000,000 shares of common stock of which 4,462,425 shares of common stock have been issued as a result of the conversion of the principal amount of $59,970, plus interest of our 12% secured convertible debentures, 9,452,575 shares of common stock that may be issued upon the conversion of the $465,030 of our 12% secured convertible debentures, and shares of common stock underlying 85,000 warrants issued as part of the consideration for the transaction.

•
We will not receive any proceeds from the sale of these shares. We will receive proceeds from the exercise of warrants issued to the selling stockholders and those proceeds will be used for general corporate purposes.

•	Bristol may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, in connection with its sales.

•	Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol “CALY.” The last reported sales price for our common stock on August 13, 2002 was $0.16 per share.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK.
SEE “RISK FACTORS” BEGINNING ON PAGE 3.

We may amend or supplement this Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is August     , 2002

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus. We incorporate by reference the documents listed below which we have previously filed with the SEC.

1.    The Company’s Amended Annual Report filed on Form 10-K/A for the fiscal year ended December 31, 2001

2.    The Company’s Quarterly Report filed on Form 10-Q for the fiscal quarter ended March 31, 2002

3.    The Company’s Current Report on Form 8-K filed July 17, 2002

4.    The Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002

A copy of our above-mentioned 10-K/A is included with this Prospectus. You may request another copy of the 10-K/A, at no cost, by writing or telephoning us at the following address:

Calypte Biomedical Corporation
1265 Harbor Bay Parkway
Alameda, California 94502
Attention: President
Telephone: (510) 749-5100.

You should rely only on information incorporated by reference or provided in this Prospectus. We have not authorized anyone else to provide you with different information.

From time to time, information we provide or statements made by our directors, officers or employees may constitute “forward-looking” statements under the Private Securities Litigation Reform Act of 1995 and are subject to numerous risks and uncertainties. Any statements made in this Prospectus, including any statements incorporated herein by reference, that are not statements of historical fact are forward-looking statements (including, but not limited to, statements concerning the characteristics and growth of our market and customers, our objectives and plans for future operations and products and our liquidity and capital resources). Such forward-looking statements are based on current expectations subject to uncertainties and other factors which may involve known and unknown risks that could cause actual results of operations to differ materially from those projected or implied. Further, certain forward-looking statements are based upon assumptions about future events which may not prove to be accurate. Risks and uncertainties inherent in forward looking statements include, but are not limited to:

•	our ability to obtain additional financing that will be necessary to fund our continuing operations;

•	fluctuations in our operating results;

•	announcements of technological innovations or new products which we or our competitors make;

•	FDA and international regulatory actions;

•	availability of reimbursement for use of our products from private health insurers, governmental health administration authorities and other third-party payors;

•	developments with respect to patents or proprietary rights;

•	public concern as to the safety of products that we or others develop;

•	changes in health care policy in the United States or abroad;

•	changes in stock market analysts’ recommendations regarding Calypte, other medical products companies or the medical product industry generally;

•	fluctuations in market demand for and supply of our products; and

•	price and volume fluctuations in the stock market at large which do not relate to our operating performance.

For a further discussion of these and other significant factors to consider in connection with forward-looking statements, see the discussion in this Prospectus under the heading “RISK FACTORS”.

THE COMPANY

Calypte Biomedical Corporation (“Calypte” or the “Company” or “we”) believes that it is a leader in the development of a urine-based screening test for the detection of antibodies to the Human Immunodeficiency Virus, Type-1 (“HIV-1”), the putative cause of Acquired Immunodeficiency Syndrome (“AIDS”). The Company has integrated several proprietary technologies to develop a test which, in Company-funded clinical trials conducted by or on behalf of the Company, detected the presence of HIV antibodies in urine with 99.7% sensitivity (the ability of a test to identify a positive result) in subjects known to be HIV-1 infected (as identified through blood-based screening tests). In subjects at low risk for HIV (“low risk subjects”), the specificity of the screening test with a companion Western Blot supplemental test was 100%. In testing for the presence of HIV antibodies, the Food and Drug Administration (“FDA”) requires that a reactive result in a screening test be confirmed by a supplemental (second) test. In the case of Calypte’s HIV-1 antibody screening test, the Western Blot serves as the required supplemental test. Calypte believes that its proprietary urine-based test offers significant advantages compared to existing blood-based tests, including ease-of-use, lower costs, and significantly reduced risk of infection from collecting and handling specimens. Urine collection is non-invasive and painless, and urine is the most commonly collected body fluid. The Company estimates that most customers will find the cost of collecting, handling, testing and disposing of urine specimens to be significantly less than that of blood or other bodily fluid specimens. Independent studies report that the likelihood of finding infectious HIV virus in urine is extremely low, which greatly reduces the risk and cost of accidental exposure to health care workers, laboratory personnel, and patients being tested.

We were incorporated as a Delaware corporation in 1996. As of August 5, 2002, we had approximately 47 full-time employees. We are located at 1265 Harbor Bay Parkway, Alameda, California 94502, telephone number (510) 749-5100.

RECENT DEVELOPMENTS

On February 12, 2002, the Company completed a restructure of $1.6 million of its past due accounts payable and certain 2002 obligations with 28 of its trade creditors. Under the restructuring, the Company issued approximately 1.4 million shares of its common stock at various negotiated prices per share with the trade creditors in satisfaction of the specified debt. The issuance of shares was exempt from registration pursuant to Regulation D of the Securities Act. The Company agreed to register the shares within 45 business days of the closing date.

The Company had previously disclosed in November 2001 that it was conducting an offering of up to $10 million of its equity securities under Regulation S. Under the proposed offering, equity securities would be offered at a discount to the current market price to overseas investors. The discount to market was to be determined during the term of the offering. There was no investor interest in the proposed offering, and as such, the Company elected not to proceed with the Regulation S offering previously announced, and the offering was terminated.

Calypte publicly announced on April 17, 2002 that the Company was winding down its operations as it did not have sufficient working capital or the necessary funds to continue with its business plan or operations. Thereafter on May 9, 2002, the Company received a commitment for a minimum of $1,500,000 in new financing and was able to restart its operations.

In conjunction with the new financing commitment, Anthony J. Cataldo was appointed as Executive Chairman and David E. Collins resigned as Chairman and as member of the Board of Directors.

As of June 30, 2002, Calypte has received an aggregate of $2.838 million with an additional commitment for at least $2.162 million to be made available during the next 12 month period. In conjunction with the new funding, Calypte reduced its operating expenses and resumed its business operations.

The $2.838 million in new financing received through June 30, 2002 includes $2.225 million from an offering of two year 8% convertible notes to qualified offshore investors pursuant to Regulation S of the Securities Act. The 8% convertible notes are convertible into shares of restricted common stock at a 30% discount to the market price for Calypte’s common stock with a maximum conversion price of $.10 per share. In June 2002, two of the holders of these notes converted an aggregate principal amount of $140,000 plus interest into approximately 8,649,000 shares of common stock at $0.0163 per share. The Company has granted cost free registration rights for the shares of common stock underlying the 8% convertible notes.

Additionally, the Company has received $613,000 from other sources. The $613,000 was comprised of:

•
$150,000 received from a 10% convertible promissory note, convertible into common stock at $.05 per share. The investment is with a private investment fund that is a related party to Townsbury Investments Ltd., the investor that provided for the existing equity line of credit.

•
$63,000 received pursuant to the exercise of a 4.2 million share warrant issued as a part of the Townsbury equity line wherein, in conjunction with the $150,000 note, the exercise price was amended from $.27 to $.015. All of the 4.2 million shares underlying the warrant have been exercised.

•
$100,000 received from the issuance of a 12% secured convertible debenture to Bristol Investment Fund Ltd. (“Bristol”). The underlying shares of common stock are included in this registration statement.

•
At June 30, 2002, the Calypte had also received $100,000 from the sale pursuant to Regulation S of the Securities Act of a $100,000 one year 8% convertible debenture. The debenture was convertible into shares of common stock at the lessor of $0.10 per share or a 30% discount to market price and was converted into a total of 1,000,000 shares. The Company has agreed to use its best efforts to register the shares of common stock.

•
Finally, we have also entered into a series of consulting agreements in connection with the restart of our operations wherein the consideration under these agreements was a total of 18,500,000 warrants and 500,000 options, all of which are fully vested, to purchase shares of our common stock. We subsequently filed a From S-8 registration statement for the underlying shares of common stock. Through June 30, 2002, the consultants have exercised warrants to purchase a total of 13,333,333 shares of the Company’s common stock, generating $200,000 in proceeds to the Company. None of the option shares were exercised at June 30, 2002.

Pursuant to these agreements, from June 30, 2002 through August 5, 2002, the consultants exercised warrants and options to purchase an additional 4,500,000 shares of the Company’s common stock through August 2, 2002. The Company has received proceeds of $75,000 from the exercise of the warrants and options.

In July 2002, we agreed to extend the maturity date of the $150,000, 10% convertible promissory note described above from July 14, 2002 to December 31, 2002. In return for the extension of the maturity date, the Company has agreed to amend the conversion price of the note from $0.05 per share to the lesser of (i) $0.05 per share or (ii) 60% of the lowest 3 closing bid prices of the Company’s common stock during the 22 business days prior to the date the investor notifies the Company of its election to convert the note.

From June 30, 2002 through August 5, 2002 we issued additional convertible notes in an aggregate principal amount of $750,000, pursuant to the CIG commitments. Of these notes, $650,000 bear interest at 8% and are convertible into shares of the Company’s common stock at the lesser of $0.10 or 70% of the average of the three lowest trades during the 30-day period preceding conversion and are convertible at any time prior to their two-year maturity.

We also issued an additional $100,000 one-year 8% note convertible into shares of our common stock at a 20% discount to market price, with a minimum conversion price of $0.10 per share. The entire principal amount of this debenture was converted at $0.23 per share into approximately 432,000 shares of common stock during July 2002.

As of August 5, 2002, the total received under the new financing commitment is approximately $3.7 million. In addition, subsequent to June 30, 2002 and through August 5, 2002, we completed two additional draw downs under our equity line of credit facility with Townsbury, issuing 1,550,076 shares of our Common Stock at an average price of $0.243 per share and receiving cash proceeds totaling $356,000 after deducting fees and expenses in settling these draw downs.

THE OFFERING

Common Stock outstanding as of August 5, 2002	84,768,082 shares

Shares offered by selling security holders	14,000,000 shares

Risk Factors	The shares involve a high degree of risk. Investors should carefully consider the information set forth under “RISK FACTORS”.

Use of Proceeds	We will not receive any proceeds from the sale of the shares by the selling security holders.

Over-the-Counter Bulletin Board trading symbol	CALY

RISK FACTORS

In addition to the other information in this Prospectus or incorporated herein by reference, the following risk factors should be considered carefully in evaluating our business before purchasing the shares offered in this Prospectus.

Risks Related to Our Financial Condition

If We are Unable to Obtain Additional Funds We May Have to Significantly Curtail the Scope of Our Operations and Alter Our Business Model.

We do not believe that our currently available financing will be adequate to sustain operations at current levels through third quarter of 2002, or to permit us to achieve the revenue and profitability guidance provided previously. Although, as of August 5, 2002, we have completed new financings in which we received an aggregate of approximately $3.7 ($2.8 million as of June 30, 2002) million and we have commitments for approximately $1.3 million in additional funding over the next 9 months from a private investment group, we do not know if we will succeed in raising funds through the investment commitment or have offerings of debt or equity. We must achieve profitability for our business model to succeed. Prior to accomplishing this goal, we will need to raise additional funds, from equity or debt sources. We believe that we may need to arrange additional financing of approximately $5 million in the next twelve months because amounts available under our October 2001 equity line of credit with Townsbury Investments Limited and upon the conversion of the convertible debentures and warrants issued to Bristol may not be sufficient to meet our cash needs in the future. If additional financing is not available when required or is not available on acceptable terms, we may be unable to continue our operations at current levels. As of June 30, 2002, our cash on-hand was $395,000. During the first half of 2002, our cash receipts exceeded our cash expenditures by only $108,000, in spite of net cash provided by financing activities of $3.9 million from January 1, 2002 through June 30, 2002. We are actively engaged in seeking additional financing in a variety of venues and formats and we continue to impose actions designed to minimize our operating losses. We would consider strategic opportunities, including investment in the Company, a merger or other comparable transaction, to sustain our operations. We do not currently have any agreements in place with respect to any such strategic opportunity, and there can be no assurance that additional capital will be available to us on acceptable terms, or at all. If we are unable to obtain additional financing or to arrange a suitable strategic opportunity, our business will be placed in significant financial jeopardy.

Our Independent Auditors have Stated that Our Recurring Losses from Operations and Our Accumulated Deficit Raise Substantial Doubt about Our Ability to Continue as a Going Concern.

The report of KPMG LLP dated February 8, 2002 covering the December 31, 2001 consolidated financial statements contains an explanatory paragraph that states that our recurring losses from operations and accumulated deficit raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. We will need to raise more money to continue to finance our operations. We may not be able to obtain additional financing on acceptable terms, or at all. Any failure to raise additional financing will likely place us in significant financial jeopardy.

Our Financial Condition has Adversely Effected Our Ability to Pay Suppliers, Service Providers and Licensors on a Timely Basis Which May Jeopardize Our Ability to Continue Our Operations and to Maintain License Rights Necessary to Continue Shipments and Sales of Our Products.

As of June 30, 2002, our accounts payable totaled $3.2 million, of which $3.0 million was over 60 days old. We have been engaged in negotiations with our creditors to restructure and reschedule our payments. On February 12, 2002, we closed a restructuring of approximately $1.7 million of our trade debt, including approximately $1.0 million of royalty obligations, pursuant to which 27 creditors agreed to discharge such debt and certain 2002 royalty obligations in exchange for a total of 1.3 million shares of our common stock. However, if we are unable to obtain additional financing on acceptable terms, our ability to make timely payments to our critical suppliers, service providers and to licensors of intellectual property used in our products will be jeopardized and we may be unable to obtain critical supplies and services and to maintain licenses necessary for us to continue to manufacture, ship and sell our products.

Under the Terms of Our Recent Financing With Bristol Investment Fund Ltd., a First Lien Has Been Given To Bristol On Substantially All of Our Assets

In the event of a default under the terms of the securities purchase agreement with Bristol, Bristol will have the right to foreclose on its Uniform Commercial Code security interest in all of our assets. If this were to happen, we may be required to file a petition under Chapter 11 of the Bankruptcy Code seeking protection.

The Company and the Price of Our Shares May be Adversely Affected By the Public Sale of a Significant Number of the Shares Eligible for Future Sale.

All but a very small number of the outstanding shares of our common stock are freely tradable. Sales of common stock in the public market could materially adversely affect the market price of our common stock. Such sales also may inhibit our ability to obtain future equity or equity-related financing on acceptable terms.

At our Annual Meeting of Stockholders on September 20, 2001, our stockholders approved an increase in the number of authorized shares of the Company’s common stock from 50 million to 200 million. In addition to the shares that are issuable to Townsbury pursuant to the equity line and to Bristol pursuant to the convertible debentures and warrants, as of June 30, 2002, we have issued $2.225 million of the year 8% convertible notes to overseas investors pursuant to a Regulation S offering. The 8% convertible notes are convertible into shares of our restricted common stock at a 30% discount to the market price of our common stock with a maximum conversion price of $.10. We have also issued up to 19 million shares pursuant to various consulting agreements associated with the restart of our operations. As of June 30, 2002, we had issued 12,108,583 shares from a 30,000,000 share-reserve pursuant to the equity line and warrants, including 115,000 shares for expenses. Although the registration statements for the Bristol convertible debentures and warrants and for the consulting agreements had not been declared effective at June 30, 2002, we had issued 4,462,425 and 13,333,333 shares of restricted stock, respectively, pursuant to those agreements. We plan to ask our stockholders to approve a further increase in the number of authorized shares of our common stock to 400 million at our 2002 Annual Meeting and we expect that it will be necessary to issue a significant number of these newly authorized shares in order to finance our operations over the next several quarters. The registration and issuance of these shares could have a significant adverse affect on the trading price of our common stock.

The Sale of Material Amounts of Our Common Stock to Finance the Continuing Operations of the Company and the Eligibility of Issued Shares for Resale May Substantially Dilute Our Common Stock and Place Significant Downward Pressure on its Trading Price.

Since inception, the Company has issued approximately 78 million shares and raised $86 million. The continuing need to raise funds through the sale of equity in the Company will likely result in the issuance of a significant number of shares of common stock in relation to the number of shares currently outstanding. In the past, we have raised money through the sale of shares of our common stock at a discount to the current market price. Such arrangements have included the private sale of shares to investors on the condition that we register such shares for resale by the investors to the public. These arrangements have taken various forms including Private Investments in Public Equities, or “PIPE” transactions, equity lines of credit such as the line we have established with Townsbury, and convertible debentures and warrants such as those we have issued to Bristol. We expect that the additional financing arrangements we are currently considering will take similar forms to such prior financing arrangements. Moreover, the perceived risk of dilution may cause our existing stockholders and other holders to sell their shares of stock, which would contribute to a decrease in our stock price. In this regard, significant downward pressure on the trading price of our stock may also cause investors to engage in short sales, which would further contribute to significant downward pressure on the trading price of our stock.

We Have Incurred Losses in the Past and We Expect to Incur Losses in the Future.

We have incurred losses in each year since our inception. Our net loss for the six months ended June 30, 2002 was $5.6 million and our accumulated deficit as of was $93.7 million. We expect operating losses to continue for up to the next several quarters as we continue our marketing and sales activities for our FDA-approved products and conduct additional research and development for product and process improvements and new products.

Risks Related to Our Recent Financings — Our Equity Line of Credit with Townsbury and the
Convertible Debentures and Warrants Agreement with Bristol

If the Price or the Trading Volume of Our Common Stock Does Not Sustain Certain Levels, We Will be Unable to Raise All or Substantially All of the Expected Proceeds Under Our Recent Financings, Which May Force Us to Significantly Curtail the Scope of Our Operations and Alter Our Business Plan.

The maximum amount of a draw down under the Townsbury equity line facility is equal to a formula based upon the weighted average price for our common stock and its trading volume during the 60 calendar day period immediately prior to the date that we deliver notice to Townsbury of our intention to exercise a draw down, multiplied by the number of days in the draw down period. We are allowed to exceed the maximum draw down amount only if we agree to set the minimum threshold price of the draw down, which is the stock price below which we will not draw down on the equity line, at 80% of the average of the five daily volume weighted average prices immediately prior to the issuance of the draw down notice. Days on which the price of our common stock is less than the minimum threshold price will be excluded from the calculation of the draw down amount and will therefore reduce the amount of funds that we may draw down.

As a result, if our stock price and trading volume fall below certain levels, then either the maximum draw down amount formula or the mandatory threshold price will probably prevent us from being able to draw down all $10 million pursuant to the Townsbury equity line facility. At current trading volume and pricing levels, we could draw the entire $10 million under the line. However, should volume or price decrease, we might not be able to access the full line. For example, during the 60 calendar day period ended October 19, 2001, our weighted average stock price was $0.24 per share and our total trading volume was approximately 10.28 million shares. Based on those stock price and trading volume levels during such period, the maximum draw down amount available to us over the two-year term of the equity line facility would be approximately $4.4 million.

Sample Draw Down Amount Calculation under Equity Line

For purposes of this example, suppose that we provide a draw down notice to TIL, and that we stipulate that there be 20 trading days in the pricing period and we set the threshold price as $0.14 per share, below which we will not sell any shares to TIL during this draw down period. Suppose further that the total daily trading volume for the 60 calendar days prior to our draw down notice is 10,279,800 shares and that the average of the volume-weighted average daily prices of our Common Stock for the 60 calendar days prior to the notice is $0.2385. Finally, assume that we will not elect to increase the investment amount or the threshold price during the pricing period. Under these hypothetical numbers, the maximum amount of the draw down is as follows:

•	20 divided by 20, multiplied by

•	the total trading volume for the 60 calendar day period prior to our draw down notice, 10,279,800, multiplied by

•	the average of the volume-weighted average daily prices of our Common Stock for the 60 calendar days prior to the draw down notice, $0.2385, multiplied by

•	7.5%

•	equals $183,867.

Therefore, unless the threshold price is equal to or greater than 80% of the 5 daily volume-weighted average prices immediately prior to the date of the applicable draw down notice, the maximum amount we can draw down under the formula is capped at $183,867. The actual draw down amount is subject to downward adjustments if the volume-weighted average price on any trading days during the pricing period is less than $0.14, trading of our Common Stock is halted or resales made pursuant to this registration statement is suspended for more than 3 hours in a trading day during the pricing period. For example, if the volume-weighted average daily price of our Common Stock is below $0.14 on two of those 20 days, the $183,867 would be reduced by  1/20 for each of those days and our draw down amount would be  18/20 of $183,867, or $165,480.

Sample Calculation of Number of Shares

Using the same hypothetical numbers set forth above, and assuming that the volume-weighted average daily price for our Common Stock is as set forth in the table below, the number of shares to be issued based on any trading day during the draw down period can be calculated as follows:

 1/20 of the draw down amount of $183,867, divided by
88% of the volume-weighted average daily price.

For example, for the first trading day in the example in the table below, the calculation is as follows:  1/20th of $183,867 is $9,193. Divide $9,193 by 88% of the volume-weighted average daily price for that day of $0.1765 per share, to get 59,190 shares. Perform this calculation for each of the 20 measuring days during the draw down period, excluding any days on which the volume-weighted average daily price is below the $0.14 threshold price, and add the results to determine the number of shares to be issued. In the table below, there are two days which must be excluded: days 4 and 5.

After excluding the days that are below the threshold price, the amount of our draw down in this example would be $165,480, $73,546 of which would be settled on day 10 for the first settlement period, and $91,933 of which would be settled on day 20 for the second settlement period. The total number of shares that we would issue to TIL for this draw down request would be 827,489 shares, so long as those shares do not cause the TIL’s beneficial ownership to exceed 9.9% of our issued and outstanding Common Stock. TIL would pay $165,480, or $0.20 per share, for these shares.

Trading Day	Volume Weighted Average Price(1)	Draw Down Amount	Number of Shares Sold
1	$0.1765	$ 9,193.35	59,160
2	$0.1689	$ 9,193.35	61,853
3	$0.1614	$ 9,193.35	664,727
4	$0.1103	(2)	(2)
5	$0.1372	(2)	(2)
6	$0.1666	$ 9,193.35	62,707
7	$0.2167	$ 9,193.35	48,209
8	$0.2685	$ 9,193.35	38,909
9	$0.2672	$ 9,193.35	39,098
10	$0.2493	$ 9,193.35	41,905
11	$0.2352	$ 9,193.35	44,417
12	$0.2343	$ 9,193.35	44,588
13	$0.2338	$ 9,193.35	44,683
14	$0.2170	$ 9,193.35	48,143
15	$0.2350	$ 9,193.35	44,455
16	$0.2700	$ 9,193.35	38,693
17	$0.2685	$ 9,193.35	38,909
18	$0.2916	$ 9,193.35	35,826
19	$0.2871	$ 9,193.35	36,388
20	$0.3003	$ 9,193.35	34,789
Total		$165,480.30	827,489

(1)	The share prices are illustrative only and should not be interpreted as a forecast of share prices or the expected or historical volatility of the share prices of our Common Stock.

(2)	Excluded because the volume-weighted average daily price is below the threshold specified in our hypothetical draw down notice.

We would receive the amount of our draw down $165,480 less a 5% cash fee paid to the placement agent of $8,274, less a $1,000 escrow fee for net proceeds to us of approximately $156,206.

Similarly, the amount of funds that we may receive upon exercise of the warrants issued to Bristol in conjunction with the convertible debentures is likewise limited by our trading volume. We issued two types of warrants to Bristol — Class A and Class B warrants. Bristol has sole discretion over the exercise of the Class A warrants. However, provided there is an effective registration for the shares underlying the debentures and Class A and B warrants, Bristol may be obligated to exercise the Class B warrants whenever it converts the debentures and it is obligated to convert the debentures each month at a rate that will result in the exercise of a number of warrants equal to at least 7.5% of the trading volume of our shares for the 60 days immediately preceding the conversion. The exercise price of the Class B warrants is in turn set at the lesser of 75% of the average of the three lowest trading prices for our common stock for the twenty trading days immediately preceding the conversion and exercise and $0.215 per share. Accordingly, if the trading volume of our shares does not reach certain levels and our stock price declines significantly, the number of warrant shares that Bristol may exercise upon conversion of the debentures and the price that Bristol pays for such shares may decrease and reduce the amount of funds that we may receive upon exercise of the Class B warrants.

Therefore, if our trading volume and stock price decline, or if we fail to register all shares underlying the debentures and warrants, Bristol may not completely convert the debentures and the warrants, and we may not receive the approximately $2.1 million in expected proceeds from the conversions. If we are unable to draw down the full $10 million under the equity line and/or realize the expected proceeds from the debentures and warrants, we may have to curtail the scope of our operations as contemplated by our business plan.

Our Recent Financings and the Issuance of Shares to Townsbury and Bristol Pursuant to the Recent Financings May Cause Significant Dilution to Our Stockholders and May Have a Negative Impact on the Market Price of Our Common Stock.

        The resale by Townsbury and Bristol of the common stock that they purchase from us will increase the number of our publicly traded shares, which could put downward pressure on the market price of our common stock. Moreover, as all the shares we sell to the investors will be available for immediate resale, the mere prospect of our sales to the investors could depress the market price for our common stock. The shares of our common stock issuable to Townsbury under the equity line facility will be sold at 88% of the daily volume weighted average price of our common stock on the date of purchase subject to adjustment if our market capitalization increases significantly. If we were to require Townsbury to purchase our common stock at a time when our stock price is low, our existing stockholders would experience substantial dilution.

Similarly, the shares of our common stock issuable to the Bristol upon conversion of the debenture and upon exercise of the Class A warrant will be issued at a price equal to the lesser of 70% of the average of the 3 lowest trading prices of our common stock during the 20 trading days immediately preceding the conversion or $0.115 per share and the shares issuable pursuant to the exercise of the Class B warrants will be issued at an exercise price equal to the lesser of 75% of the average of the 3 lowest trading prices of our common stock during the same period or $0.215 per share. We are registering 14.0 million shares for resale upon debenture conversions.

Therefore, the issuance of shares to Townsbury pursuant to the equity line facility and to Bristol upon conversion and exercise of the debentures and warrants may dilute the equity interest of existing stockholders and could have an adverse effect on the market price of our common stock. In addition, depending on the price per share of our common stock during the life of these financings, we may need to register additional shares for resale to access the full amount of financing available, which could have a further dilutive effect on the value of our common stock.

The perceived risk of dilution may cause our stockholders to sell their shares, which would contribute to a downward movement in the stock price of our common stock. Moreover, the perceived risk of dilution and the resulting downward pressure on our stock price could encourage investors to engage in short sales of our common stock. By increasing the number of shares offered for sale, material amounts of short selling could further contribute to progressive price declines in our common stock.

We Cannot Determine the Precise Amount by Which the Interests of Our Stockholders Will Be Diluted by Draw Downs and Conversions Under the Recent Financings Because the Number, Size and the Timing of Draw Downs, Debenture and Warrant Conversions, and the Minimum Threshold Price for Each Depends Upon a Number of Factors.

We have substantial discretion and are also subject to mandatory requirements regarding the number, size and timing of the draw downs and debt and warrant conversions that will occur under the Recent Financings. In addition, when we are not subject to mandatory draw downs under the equity line, at the time we make a draw down request, we have the right to limit the amount of dilution that will occur by setting a minimum threshold price below which shares may not be sold in that draw down. However, if we set the minimum threshold price at a level high enough to limit the sale of our shares, the amount of funds we can raise in that draw down will also be reduced. Some of the factors that we will consider in determining the size and amount of each draw down and the minimum threshold price are:

•	our short-term and long-term operating capital requirements;

•	our actual and projected revenues and expenses;

•	our assessment of general market and economic conditions;

•	our assessment of risks and opportunities in our targeted markets;

•	the availability and cost of alternative sources of financing; and

•	the trading price of our common stock and our expectations with respect to its future trading price.

Our discretion with respect to the number, size and timing of each draw down request is also subject to a number of contractual limitations.

We Cannot Determine the Precise Amount by Which the Interests of Other Stockholders Will be Diluted by Sales of Our Common Stock Under the Recent Financings Because the Number of Shares We Will Issue Depends Upon the Trading Price of the Shares During each Equity Line Draw Down and Debenture Conversion Period.

The number of shares that we will issue is directly related to the trading price and volume of our common stock preceding and during each draw down and debt conversion period. If the price of our common stock decreases, and if we decide to or are required to draw down on the equity line of credit, we will be required to issue more shares of our common stock for any given dollar amount invested by Townsbury. Similarly, the number of shares issuable pursuant to conversions of the debenture and the exercise of the Class B warrants increases as the trading price of our common stock decreases, although such number of shares is subject to a minimum equal to 12.5% of the trading volume for the 60 trading days immediately preceding the date of conversion up to a maximum of 2 million shares per month, which maximum may be waived by the Company. Accordingly, investors may find it difficult to predict the number of shares of our common stock that will be sold on the public market and which may adversely affect the market price of our common stock.

The Sale of Material Amounts of Our Common Stock Could Reduce the Price of Our Common Stock and Encourage Short Sales.

As we issue shares of our common stock to Townsbury and Bristol pursuant to the Recent Financings and the investors then resell the common stock, our common stock price may decrease due to the additional shares in the market. As the price of our common stock decreases, and if we or as we decide to draw down on the equity line of credit, and as we are required to issue shares upon conversions of the debentures and Class B warrants, we will be required to issue more shares of our common stock for any given dollar amount invested by Townsbury and Bristol. This may encourage short sales, which could place further downward pressure on the price of our common stock.

Because the Investors in the Recent Financings are Residents of Foreign Countries, It May be Difficult or Impossible to Obtain or Enforce Judgments Against Them and the Investors are also Subject to United States and Foreign Laws that Could Affect Our Ability to Access the Funds.

Both Townsbury and Bristol are off-shore residents and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible to effect service of process on the investors within the United States. It may also be difficult or impossible to enforce judgments entered against the investors in courts in the United States based on civil liability provisions of the securities laws of the United States. In addition, judgments obtained in the United States, especially those awarding punitive damages, may not be enforceable in foreign countries.

As overseas investment funds, the investors are also subject to United States and foreign laws regulating the international flow of currency over which we have no control and which could affect the availability of the funds. Any delay in our ability to receive funds under the Recent Financings when expected could prevent us from receiving necessary capital and place us in significant financial jeopardy.

Risks Related to the Market for Our Common Stock

We Have Been Removed From the Nasdaq SmallCap Market and We Are Uncertain How Trading on the Over the Counter Bulletin Board Will Affect the Liquidity and Share Value of Our Stock.

On July 13, 2001 our stock was removed from trading on the Nasdaq SmallCap Market as a result of the failure to comply with the Nasdaq Stock Market rules that required the minimum bid price for our common stock to exceed $1.00 per share and that we meet at least one of the following criteria:

•	have net tangible assets equal at least $2.0 million;

•	have market capitalization is equal to $35.0 million in public float; or

•	recognize net income of at least $500,000 in our most recent fiscal year or in two of our three previous fiscal years.

Beginning on July 13, 2001, our stock has traded on the Over-the-Counter Bulletin Board. Although the per share price of our common stock has declined since it was delisted from the Nasdaq SmallCap Market, trading volume in our stock has remained fairly constant. We are uncertain, however, about the long-term impact, if any, on trading volume and share value as a result of trading on the Over-the-Counter Bulletin Board.

The Price of Our Common Stock Has Been Highly Volatile Due to Several Factors Which Will Continue to Affect the Price of Our Stock.

Our common stock has traded as low as $0.012 per share and as high as $0.580 per share in the twelve months ended June 30, 2002. Some of the factors leading to the volatility include:

•	price and volume fluctuations in the stock market at large which do not relate to our operating performance;

•	fluctuations in our operating results;

•	concerns about our ability to finance our continuing operations;

•
financing arrangements, including the Recent Financings, and other financings, including but not limited to the investment commitment from the private investment group, which may require the issuance of a significant number of shares in relation to the number of shares currently outstanding;

•	announcements of technological innovations or new products which we or our competitors make;

•	FDA and international regulatory actions;

•	availability of reimbursement for use of our products from private health insurers, governmental health administration authorities and other third-party payors;

•	developments with respect to patents or proprietary rights;

•	public concern as to the safety of products that we or others develop;

•	changes in health care policy in the United States or abroad;

•	changes in stock market analysts’ recommendations regarding Calypte, other medical products companies or the medical product industry generally; and

•	fluctuations in market demand for and supply of our products.

An Investor’s Ability to Trade Our Common Stock May Be Limited By Trading Volume.

The trading volume in our common shares has been relatively limited. A consistently active trading market for our common stock may not continue on the Over the Counter Bulletin Board. The average daily trading volume in our common stock on the Over the Counter Bulletin Board from the start of trading on July 13, 2001 through June 30, 2002 was approximately 441,000 shares. Daily volume during that period ranged from 13,200 shares to 7,019,600 shares. The average daily trading volume in our common stock on the Nasdaq SmallCap Market was approximately 386,000 shares for the twelve months ended July 12, 2001. Our daily volume during that period ranged from 33,800 to 22,257,600 shares.

Risks Related to Our Business

Our Quarterly Results May Fluctuate Due to Certain Regulatory, Marketing and Competitive Factors Over Which We Have Little or No Control.

The factors listed below, some of which we cannot control, may cause our revenues and results of operations to fluctuate significantly:

•	actions taken by the FDA or foreign regulatory bodies relating to our products;

•	the extent to which our products and our HIV and STD testing service gain market acceptance;

•	the timing and size of distributor purchases;

•	introductions of alternative means for testing for HIV by competitors; and

•	customer concerns about the stability of our business which could cause them to seek alternatives to our product.

We Have Limited Experience Selling and Marketing Our HIV-1 Urine-Based Screening Test.

Our urine-based products incorporate a unique method of determining the presence of HIV antibodies and we have limited experience marketing and selling them either directly or through our distributors. Calypte’s success depends upon the ability of domestic marketing efforts to penetrate expanded markets and upon alliances with third-party international distributors. There can be no assurance that:

•	our direct selling efforts will be effective;

•
we will obtain any expanded degree of market acceptance among physicians, patients or health care payors; or others in the medical or public health community which are essential for expanded market acceptance of the products;

•	our international distributors will successfully market our products; or

•	if our relationships with distributors terminate, we will be able to establish relationships with other distributors on satisfactory terms, if at all.

We have had FDA approval to market our urine HIV-1 screening and supplemental tests in the United States and have been marketing these products since July 1998. We have achieved significant market penetration within the domestic life insurance industry, however, we have not achieved significant marketing penetration in domestic public health agencies or internationally. Any disruption in our distribution, sales or marketing network could reduce our sales revenues and cause us to either cease operations or expend more resources on market penetration.

Our Distribution and Sales Network for U.S. Hospitals, Public Health and Reference Laboratory Markets Has Thus Far Failed to Yield Significant Sales and Revenues.

Domestic health agencies are a fragmented marketplace with many small outlets which makes achieving market acceptance difficult. In that we lack sufficient working capital, we have experienced difficulty in penetrating independent public health markets and agencies as sales to public agencies require direct selling efforts. As a result, we entered into distribution agreements with distributors of medical products to domestic healthcare markets, including the distribution agreement announced in September 1999 with Carter Wallace Inc. and the Sentinel HIV and STD Testing Service announced in May 2000. These agreements did not yield significant sales and revenues and we terminated the agreement with Carter-Wallace effective March 31, 2001. We have expanded our own direct sales force to penetrate the domestic healthcare markets and, in conjunction with other business partners, have re-launched Sentinel. If our efforts to market our products to domestic hospitals, public health and reference laboratories fail to yield significant amounts of revenue, we may have to cease operations.

We Depend Upon the Viability of Three Primary Products — Our HIV-1 Urine-Based Screening Test and Our Urine and Blood Based Supplemental Tests.

Our HIV-1 urine-based screening test and urine and blood-based supplemental tests are our only products. In addition, we have from time to time been able to make significant sales of our HIV viral lysate or antigen stock (a protein or carbohydrate substance capable of stimulating an immune response) that we use in producing our Western Blot tests. Our HIV viral lysate is an inactivated and disrupted HIV virus preparation used in, and is a byproduct of, the manufacturing of our Western Blot supplemental test. Accordingly, we may have to cease operations if our screening and supplemental tests fail to achieve market acceptance or generate significant revenues.

We May Experience a Decrease In The Sales Of Our HIV Viral Lysate Which Have Previously Accounted For a Material Amount Of Our Revenue.

Our HIV viral lysate which we sell is a raw material byproduct of the production of our urine based screening tests. There is a limited demand for our HIV viral lysate which we have in the past been able to sell to certain customers. The sale of our viral lysate accounted for approximately 20% of our revenue for the fiscal year ended December 31, 2001. This large percentage of revenues attributed to the sale of our HIV viral lysate may have resulted from our principal customer stockpiling larger than normal quantities of our viral lysate in light our tenuous financial condition in an effort to avoid a potential interruption of supply. Due to our principal customer stockpiling viral lysate, we may experience a decrease in the level of our sales of HIV viral lysate. However, as we view our HIV viral lysate as a raw material, the sale of the viral lysate is not considered to be a major component of our anticipated future revenue but rather a supplemental revenue source.

We May Not be Able to Successfully Develop and Market New Products That We Plan to Introduce.

We plan to develop other urine-based diagnostic products including a rapid HIV screening test and tests for other infectious diseases or health conditions. There are numerous developmental and regulatory issues that may preclude the introduction of these products into commercial sale. If we are unable to demonstrate the feasibility of these products or meet regulatory requirements with respect to their marketing, we may have to abandon them and alter our business plan. Such modifications to our business plan will likely delay achievement of milestones related to revenue increases and achievement of profitability.

Our Products Depend Upon Rights to Technology That We Have Licensed From Third Party Patent Holders and There Can be No Assurance That the Rights We Have Under These Licensing Agreements are Sufficient or That We Can Adequately Protect Those Rights.

We currently have the right to use patent and proprietary rights which are material to the manufacture and sale of our HIV-1 urine-based screening test under licensing agreements with New York University, Cambridge Biotech Corporation, Repligen Corporation, and the Texas A&M University System. We also have the right to use patent and proprietary rights material to the manufacture and sale of our HIV-1 serum-based supplemental test under a licensing agreement with National Institutes of Health. In the event our financial condition inhibits our ability to pay royalty payments due under our license agreements, our rights to use those licenses could be jeopardized. As of June 30, 2002 we had accrued an aggregate of approximately $412,000 in past due royalty obligations to our patent licensors.

In addition, we were notified by the National Institutes of Health (“NIH”) of its claim that our HIV-1 urine-based test products are also subject to the patent under which we license our serum-based supplemental test. The NIH had requested payment of additional license fees for past shipments plus a royalty on future shipment of our urine-based products. We informed the NIH that we disagreed with its analysis of the patent in question. On March 6, 2002, the NIH agreed that our Western Blot supplemental urine-based test, but not our EIA urine-based HIV-1 screening test, would be subject to the patent and we amended our license agreement with the NIH accordingly.

We Rely on Sole Source Suppliers that We Cannot Quickly Replace for Certain Components Critical to the Manufacture of Our Products.

Any delay or interruption in the supply of these sole source components could have a material adverse effect on us by significantly impairing our ability to manufacture products in sufficient quantities, particularly as we increase our manufacturing activities in support of commercial sales. In addition, if our financial condition reduces our ability to pay for critical components on a timely basis, it may cause suppliers to delay or cease selling critical components to us, which could also impair our ability to manufacture.

We Have Limited Experience in Manufacturing Our Products and Little Experience in Manufacturing Our Products In Commercial Quantities.

We may encounter difficulties in scaling-up production of new products, including problems involving:

•	lack of working capital necessary to gain and develop market acceptance;

•	production yields;

•	quality control and assurance;

•	raw material supply; and

•	shortages of qualified personnel.

Any such difficulty would affect our ability to meet increases in demand should our products gain market acceptance and reduce growth in our sales revenues.

The Success of Our Plans to Enter International Markets May Be Limited or Disrupted Due to Risks Related to International Trade and Marketing and the Capabilities of Our Distributors.

We anticipate that international distributor sales will generate a significant portion of our revenues for the next several years. We believe that our urine-based test can provide significant benefits in countries that do not have the facilities or personnel to safely and effectively collect and test blood or other bodily fluid samples. However, sales to international customers in our fiscal year ended December 31, 2001 and in the first half of 2002 accounted for 5% and 1% respectively of our revenue. A majority of the companies we compete with in the sale of HIV screening test actively market their diagnostic products outside of the U.S. In addition, as regulatory requirements for HIV screening tests outside the United States are less demanding than those of the FDA, we compete with our EIA products against a much wider range of competitors that may not be EIA approved. Manufacturers from Japan, Canada, Europe, and Australia offer a number of HIV screening tests in those markets including HIV-1/HIV-2 tests, rapid tests and other non-EIA format tests, which are not approved for sale in the U.S. market. There can be no assurances that our products will compete effectively against these products in foreign markets, or that these competing products will not achieve FDA approval. The following risks may limit or disrupt our international sales:

•	the imposition of government controls (regulatory approval);

•	export license requirements;

•	political instability;

•	trade restrictions;

•	changes in tariffs;

•
difficulties in managing international operations (difficulty in establishing a relationship with a foreign distributor with the financial and logistical ability to maintain quality control of product);

•	fluctuations in foreign currency exchanges rates;

•	the financial stability of our distributors;

•	the ability of our distributors to successfully sell into their contractual market territory or to successfully cover their entire territory;

•	the possibility that a distributor may be unable to meet minimum contractual commitments; and

•	establishing market awareness.

Some of our distributors have limited international marketing experience. There can be no assurance that these distributors will be able to successfully market our products in foreign markets. Any such failure will delay or disrupt our plans to expand the Company’s business.

We Face Intense Competition in the Medical Diagnostic Products Market and Rapid Technological Advances by Competitors.

        Competition in our diagnostic market is intense and we expect it to increase. The marketplace where we sell our products is divided into two segments: (i) screenings, and (ii) confirmatory testing. Within the United States, our competitors for screening test include a number of well-established manufacturers of HIV tests using blood samples, plus at least one system for the detection of HIV antibodies using oral fluid samples sold by Orasure Technologies, Inc. With the confirmatory segment of the market, we offer the only FDA approved urine-based test in conjunction with a blood-based test. Bio-RAD Laboratories, Inc. is the only other company that offers a confirmatory blood test. In addition to our urine and blood-based confirmation test. Orasure also offers a saliva based confirmatory test that competes with our test. Many of our competitors have significantly greater financial, marketing and distribution resources than we do. Our competitors may succeed in developing or marketing technologies and products that are more effective than ours. These developments could render our technologies or products obsolete or noncompetitive or otherwise affect our ability to increase or maintain our products’ market share.

Our Ability to Market Our Product Depends Upon Obtaining and Maintaining FDA and Foreign Regulatory Approvals.

Numerous governmental authorities in the United States and other countries regulate our products. The FDA regulates our products under federal statutes and regulations related to pre-clinical and clinical testing, manufacturing, labeling, distribution, sale and promotion of medical devices in the United States. In addition, our facilities are inspected periodically by the FDA with regard to the sufficiency of our manufacturing records and production procedures and we must continue to satisfy the FDA’s concerns in order to avoid regulatory action against us.

If we fail to comply with FDA regulations, or if the FDA believes that we are not in compliance with such regulations, the FDA can:

•	detain or seize our products;

•	issue a recall of our products;

•	prohibit marketing and sales of our products; and

•	assess civil and criminal penalties against us, our officers or our employees.

We also plan to sell our products in certain foreign countries where they may be subject to similar local regulatory requirements. The imposition of any of the sanctions described above could have a material adverse effect on us by delaying or reducing the growth in our sales revenue or causing us to expend more resources to penetrate our target markets. The regulatory approval process in the United States and other countries is expensive, lengthy and uncertain. We may not obtain necessary regulatory approvals or clearances in a timely manner, if at all. We may lose previously obtained approvals or clearances or fail to comply with regulatory requirements. The occurrence of any of these events would be likely to have a material adverse effect on Calypte by disrupting our marketing and sales efforts.

Our Research and Development of HIV Urine Tests Involves the Controlled Use of Hazardous Materials.

There can be no assurance that the Company’s safety procedures for handling and disposing of hazardous materials such as azide (a chemical added to some of the liquid Calypte kit components to act as a preservative. If present in high concentrations, there is a possibility of an explosive reaction if not diluted with water) will comply with applicable regulations. In addition, we cannot eliminate the risk of accidental contamination or injury from these materials. We may be held liable for damages from such an accident and that liability could have a material adverse effect on the Company.

We May Not Be Able to Retain Our Key Executives and Research and Development Personnel.

As a small company with 47 employees, our success depends on the services of key employees in executive and research and development positions. The loss of the services of one or more of such employees could have a material adverse effect on us.

As a Small Manufacturer of Medical Diagnostic Products, We Are Exposed to Product Liability and Recall Risks For Which Insurance Coverage is Expensive, Limited and Potentially Inadequate.

We manufacture medical diagnostic products, which subjects us to risks of product liability claims or product recalls, particularly in the event of false positive or false negative reports. A product recall or a successful product liability claim or claims that exceed our insurance coverage could have a material adverse effect on us. We maintain a $10,000,000 claims made policy of product liability insurance. However, product liability insurance is expensive. In the future we may not be able to obtain coverage on acceptable terms, if at all. Moreover, our insurance coverage may not adequately protect us from liability that we incur in connection with clinical trials or sales of our products.

Our Charter Documents May Inhibit a Takeover.

Certain provisions of our Certificate of Incorporation and Bylaws could:

•	discourage potential acquisition proposals (i.e. shareholder rights plan also known as a “poison pill”);

•	delay or prevent a change in control of Calypte;

•	diminish stockholders’ opportunities to participate in tender offers for our common stock, including tender offers at prices above the then current market price;

•	inhibit increases in the market price of our common stock that could result from takeover attempts; or

•	the Board of Directors discretionary right to designate specific rights and preferences of preferred stock greater than those of our common stock.

We Have Adopted a Stockholder Rights Plan That Has Certain Anti-takeover Effects.

On December 15, 1998, the Board of Directors of Calypte declared a dividend distribution of one preferred share purchase right (“Right”) for each outstanding share of common stock of the Company. The dividend was payable to the stockholders of record on January 5, 1999 with respect to each share of common stock issued thereafter until a subsequent “distribution date” defined in a Rights Agreement and, in certain circumstances, with respect to shares of common stock issued after the Distribution Date.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired. However, the Rights should not interfere with any tender offer, or merger, which is approved by the Company because the Rights do not become exercisable in the event of an offer or other acquisition exempted by Calypte’s Board of Directors.

Our Board of Directors has Certain Discretionary Rights With Respect to Our Preferred Shares That May Adversely Effect the Rights of our Common Stockholders

Our Board may without shareholder approval designate and issue our preferred stock in one or more series. Additionally, our Board may designate the rights and preferences of each series of preferred stock it designates which may be greater than the rights of our common stock. Potential effects on our common stock may include among other things:

•	restricting dividends;
•	dilution of voting power;
•	impairment of liquidation rights; and
•	delay or preventing a change in control of the Company.

USE OF PROCEEDS

We will not realize any proceeds from the sale of the common stock by the selling security holders; rather, the selling security holders will receive those proceeds directly. However, we have and will receive cash upon the purchase of a debenture. To date, we have received $525,000 of the $850,000 debentures subscribed to by Bristol. The funds that we have received and will receive will be used for general working capital purposes. Additionally, we will receive cash upon the exercise of the warrants issued to the selling security holders. We are obligated to pay 10% of the cash that we receive upon exercise of the warrants to Alexander Dunham Securities, Inc., a licensed broker-dealer, in consideration of its introduction to Bristol and further assistance in completing the private placement of the convertible debentures and warrants. We intend to use the balance of the proceeds from the exercise of the warrants for general working capital purposes including the development of new products and the expansion of our direct sales efforts.

DILUTION

The issuance of further shares and the eligibility of issued shares for resale will dilute our common stock and may lower the price of our common stock. If you invest in our common stock, your interest will be diluted to the extent of the difference between the price per share you pay for the common stock and the pro forma as adjusted net tangible book value per share of our common stock at the time of sale. We calculate net tangible book value per share by calculating the total assets less intangible assets and total liabilities, and dividing it by the number of outstanding shares of common stock.

The net tangible book value (deficit) of our common stock as of June 30, 2002, was ($7,514,000) or approximately ($0.0965) per share. Assuming that:

•
on June 30, 2002, if we had issued a total of 4.745 million shares to Bristol upon conversion of the then remaining outstanding convertible debentures of $465,030 with a total face value of $525,000 (calculated based on the lesser of 70% of the average of the three lowest trading prices of our common stock for the 20 trading days preceding June 30, 2002 or $0.098 and $0.115); and

•	then our pro forma net tangible book value as of June 30, 2002 would have been ($7,049,000), or approximately ($0.0853) per share.

This represents an immediate increase in the net tangible book value (deficit) of approximately $0.0112 per share to existing stockholders on June 30, 2002. This also represents an immediate dilution in net tangible book value of approximately $0.0853 per share to all acquirers of common stock in this offering.

The actual dilution to you may be greater or less than in this example, depending on the actual price you pay for shares, the actual prices at which we issue shares to Bristol under the convertible debentures and how many of the vested options and warrants outstanding have been exercised at the time of your investment.

12% SECURED CONVERTIBLE DEBENTURES AND RELATED WARRANTS

General

The Company and Bristol signed a securities purchase agreement dated February 11, 2002. Pursuant to the purchase agreement, Bristol agreed to purchase 12% secured convertible debentures for an aggregate of $850,000, all of which mature two years after issuance. The first debenture, in the amount of $425,000, was purchased by Bristol on February 11, 2002, a second debenture in the amount of $100,000 was purchased by Bristol on May 10, 2002, and additional debentures, in the amount of $325,000, may be purchased by Bristol. The purchase agreement provides for damages equal to 3% (on a monthly basis) of the outstanding principal balance of the debentures (including accrued interest), payable in cash or shares of common stock issued at the “Conversion Price” (as defined below), in the event that the Company breaches the representations, warranties or covenants contained in the purchase agreement and fails to cure such breach within three days or in the event that the Company fails to fulfill certain other obligations including but not limited to maintaining a certain number of authorized shares, filing of financial statements on a timely basis and maintaining a public listing for our common stock contained in the purchase agreement.

Interest

The debentures will bear interest at the annual rate of 12% payable quarterly in common stock or cash at the option of Bristol.

Conversion and Price

Bristol has the right to immediately convert debentures into shares of our common stock. The conversion price for both debentures (the “Conversion Price”) is equal to the lesser of (i) the average of the lowest three trading prices during the 20 trading days immediately prior to the conversion date discounted by 30% and (ii) $0.115. In addition, upon effectiveness of a registration statement for the shares of common stock underlying the debentures and Class A and B warrants, Bristol may be required to convert the debentures at a monthly rate equal to 5% of the aggregate trading volume of our common stock for the 60 trading days immediately preceding such conversions up to a maximum of 2 million shares per month, subject to waiver of such limitation by the Company. For example, if the average trading volume of our common stock is 100,000 shares per day for 60 trading days, the aggregate trading volume of our common stock for those 60 trading days is 6,000,000 shares. Bristol would be required to convert 5% of the aggregate trading volume of 6,000,000, or 300,000 shares of common stock.

Security Interest

In order to induce Bristol to purchase the debentures, we have granted Bristol a first priority security interest in collateral that consists of substantially all of our assets, both tangible and intangible, including, but not limited to all of our inventory and equipment, all of our contract and intellectual property rights and all of our receivables. In the event that we default on the debentures, Bristol would have the right to take possession of the collateral and dispose of it to the extent necessary to satisfy our obligations under the securities purchase agreement and the debentures. Bristol would also have the right to operate the Company as necessary to accomplish the foregoing.

Registration Rights

We have agreed to register approximately an amount of our common stock equal to 200% of the common stock issuable upon conversion of $525,000 face value the debentures. We will be responsible for penalties of 2% (on a monthly basis) of the outstanding principal balance of the debentures (including accrued interest) for the first 30 days and 3% (on a monthly basis) of the outstanding principal balance of the debentures thereafter if this registration statement is not filed within the allotted time frame. The same penalties shall apply if the registration statement is filed in a timely manner but the registration statement is not effective within 120 days after  February 11, 2002 or if this registration statement is declared effective but the shares issued upon the conversion or exercise of the debentures cannot be sold pursuant to this registration statement or if the Company’s common stock ceases to be traded on the Over-the-Counter Bulletin Board. In addition, we are required to have registered twice the number of shares that could be issued upon the conversion of the then-outstanding debentures. We have allocated 14,000,000 of the shares registered pursuant to this registration statement for such purpose, and we may be required to register further shares if the Conversion Price decreases substantially.

Prepayment

We may redeem each of the debentures prior to its maturity date at 130% of the outstanding principal amount of the debentures, in addition to any unpaid interest and any default and penalty payments due. Upon notice of redemption, Bristol at its option may convert all or a portion of its outstanding debentures within 10 days of our notice.

Warrants

In connection with the first debenture, we issued Bristol a Class A warrant to purchase 1,700,000 shares of our common stock. The Class A warrant is exercisable for a period of seven years after issuance at a price per share equal to the Conversion Price. Bristol has sole discretion with respect to when and if it chooses to exercise any or all of the Class A warrant prior to its expiration. As additional fees for this transaction, we also issued 85,000 warrants to purchase shares of our common stock on the same terms as the Class A warrant.

In addition, we issued Bristol a Class B warrant to purchase an additional 12,000,000 shares of our common stock. Upon effectiveness of a registration statement for the shares of our common stock underlying all the debentures and Class A and B warrants, Bristol may be required to exercise the Class B warrant in conjunction with the mandatory monthly conversion of its debentures so that each month we will issue to Bristol, pursuant to the Class B warrant, a number of shares equal to 150% of the shares issued to Bristol pursuant to the monthly conversion of the debentures. Because Bristol is required to convert the debentures for a minimum number of shares equal to 5% of our aggregate trading volume for the preceding 60 trading days, this means that Bristol must exercise the Class B warrant during each monthly conversion period for a number of shares equal to 7.5% of such trading volume, provided that more than 2 million shares will not be issued per month pursuant to such conversion and exercise without our consent. For example, if the average trading volume of our common stock is 100,000 shares per day for 60 trading days, the aggregate trading volume is 6,000,000 shares. Bristol would be required to exercise the Class B warrant for a number of shares equal to 7.5% of the aggregate trading volume of 6,000,000 shares, or 450,000 shares. The term of the Class B warrant is 12 months from the effective date of a registration statement for the underlying shares of common stock, provided that the term will be extended for any period of time that this registration statement lapses in effect. The exercise price for the Class B warrant is the lesser of (i) the average of the lowest three trading prices during the 20 trading days immediately prior to exercise discounted by 25%; and (ii) $0.215 per share.

SELLING SECURITY HOLDER

The number of shares set forth in the table for Bristol Investment Fund, Ltd. represents an estimate of the number of shares of common stock to be offered by Bristol. The actual number of shares of common stock issuable upon conversion of the debentures and exercise of the related warrants is indeterminate, is subject to adjustment and could be materially less or more than such estimated number depending on factors which cannot be predicted by us at this time including, among other factors, the future market price of the common stock. The actual number of shares of common stock offered in this Prospectus, and included in the registration statement of which this Prospectus is a part, includes such additional number of shares of common stock as may be issued or issuable upon conversion of the debentures and exercise of related warrants by reason of any stock split, stock dividend or similar transaction involving the common stock, in accordance with Rule 416 under the Securities Act of 1933, as amended.

Under the terms of the debentures and the related warrants, the debentures are convertible and the warrants are exercisable by any holder only to the extent that the number of shares of common stock issuable pursuant to such securities, together with the number of shares of common stock owned by such holder and its affiliates (but not including shares of common stock underlying unconverted shares of debentures or unexercised portions of the warrants) would not exceed 4.9% of the then outstanding common stock as determined in accordance with Section 13(d) of the Exchange Act. Accordingly, the number of shares of common stock set forth in the table for the selling security holder exceeds the number of shares of common stock that the selling security holder could own beneficially at any given time through its ownership of the debentures and the warrants. In that regard, the beneficial ownership of the common stock by the selling security holder set forth in the table is not determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

The applicable percentage of ownership listed below is based on 84,768,082 shares of common stock outstanding as of
August 5, 2002.

	Common Stock Beneficially Owned Prior to Offering		Common Stock to be Sold	Common Stock Beneficially Owned After Offering
Holder	Number		Number	Number	Percent
Alexander Dunham Capital Group, Inc. (1)	8,500		8,500	-0-	0%
Bristol Capital, LLC (2)	76,500		76,500	-0-	0%
Bristol Investment Fund, Ltd. (3)	13,915,000	(4)	13,915,000	20,332,653	24%

(1)
Alexander Dunham Capital Group, Inc. is a registered broker-dealer. The shares listed are issuable upon exercise of a warrant granted to the selling stockholder in consideration of its introduction to Bristol and further assistance in completing the private placement of the convertible debentures and warrants.

(2)
Bristol Capital, LLC is a private limited liability company with principal offices in Hollywood, California, and is an affiliate of Bristol Investment Fund, Ltd. The shares listed are issuable upon exercise of a warrant granted to the selling stockholder in consideration of its introduction to Bristol and further assistance in completing the private placement of the convertible debentures and warrants.

(3)
Bristol Investment Fund, Ltd. is engaged in the business of investing in publicly-traded equity securities for its own account. Bristol’s principal offices are located at Caledonian House, Jennett Street, Georgetown, Grand Cayman, Cayman Islands. Investment decisions for Bristol and decisions related to the voting of stock held by Bristol are made by Bristol’s investment adviser, Bristol DLP, LLC. Paul Kessler and Diana Derycz Kessler are the managers of Bristol DLP, LLC.

(4)
Includes 4,462,425 shares of common stock that have been issued as a result of the conversion of $59,970 of the 12% secured convertible debentures plus interest and 9,452,575 shares which may be issuable upon conversion pursuant to $465,030 face value of the 12% secured convertible debentures.

(5)
Includes 13,700,000 shares of common stock underlying Class A and B warrants issued to Bristol Investment Fund, Ltd. which are excluded from the offering. Further includes an additional 6,632,653 shares underlying a $325,000 12% secured convertible debenture issued to Bristol Investment Fund Ltd. which shares are not included in the offering. The number of shares of common stock underlying the debenture is based on the following calculation and assumptions:

30% discount to average of 3 lowest-traded share prices of Calypte Common Stock in the 20 business days ending June 30, 2002 = 70% * $0.14 = $0.098 per share.

$325,000/$0.098 = 3.316 million shares * 200% required coverage = 6.633 million shares.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 200 million shares of common stock and five million shares of preferred stock. The following summaries of certain provisions of the common stock and preferred stock do not purport to be complete and are subject to, and qualified in their entirety by the provisions of our Certificate of Incorporation, as amended.

Common Stock.    As of August 5, 2002, there were 84,768,082 shares of common stock outstanding, which were held of record by approximately 400 stockholders. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock.    The Board of Directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of the Company without further action by the stockholders.

Warrants.    As of August 5, 2002, we had outstanding warrants to purchase 14,828,905 shares of common stock, at a weighted average exercise price of $0.43 per share. Such warrants expire on various dates, the latest of which is February 11, 2009. Included in the above number are the following warrants that we granted in connection with the 12% secured convertible debentures: We granted warrants for 1,785,000 shares of common stock, exercisable for the lesser of (i) the average of the lowest three trading prices during the 20 trading days immediately prior to exercise discounted by 30% and (ii) $0.115 per share, at any time up to and including the seventh anniversary of their issuance. In addition, we granted a Class B warrant for 12,000,000 shares of common stock, exercisable for the lesser of (i) the average of the lowest three trading prices during the 20 trading days immediately prior to exercise discounted by 25% and (ii) $0.215 per share, which must be exercised in conjunction with mandatory conversions of the debentures at a minimum monthly rate described in the “Warrants” section of this registration statement, and which expire on the first anniversary following the effectiveness of this registration statement.

Stockholders Rights Plan.    On December 15, 1998, our board of directors declared a dividend distribution of one preferred share purchase right (“Right”) for each outstanding share of common stock of the Company. The dividend was payable to the stockholders of record on January 5, 1999 with respect to each share of common stock issued thereafter until a subsequent “distribution date” defined in a Rights Agreement and, in certain circumstances, with respect to shares of common stock issued after the Distribution Date. The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired. However, the Rights should not interfere with any tender offer, or merger, which is approved by us because the Rights do not become exercisable in the event of an offer or other acquisition exempted by our Board of Directors.

PLAN OF DISTRIBUTION

Bristol will offer the shares registered pursuant to this Prospectus for its own account and not for our account and may be deemed an underwriter within the meaning of Section 2(a)(ii)(1) of the Securities Act of 1933, as amended. We will not receive any proceeds from the sale of common stock by Bristol. Bristol may be offering for sale up to the entire amount of common stock acquired by it upon conversion of the debentures described under the section above entitled “12% Secured Convertible Debentures and Related Warrants.” Bristol may be deemed to be a statutory underwriter within the meaning of the Securities Act of 1933, as amended, in connection with such sales of common stock and will be acting as an underwriter in its resales of the common stock under this Prospectus. Bristol has, prior to any sales, agreed not to effect any offers or sales of the common stock in any manner other than as specified in this Prospectus and not to purchase or induce others to purchase common stock in violation of Regulation M under the Securities Exchange Act of 1934, as amended.

The shares being offered by the selling security holders or their respective pledgees, donees, transferees or other successors in interest, will be sold from time to time in one or more transactions, which may involve block transactions:

•	on the Over-the-Counter Bulletin Board or on such other market on which the common stock may from time to time be trading;

•	in privately-negotiated transactions;

•	through the writing of options on the shares;

•	short sales; or

•	any combination thereof.

The sale price to the public may be:

•	the market price prevailing at the time of sale;

•	a price related to such prevailing market price;

•	at negotiated prices; or

•	such other price as the selling stockholder determines from time to time.

The shares may also be sold pursuant to Rule 144. The selling security holder shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if it deems the purchase price to be unsatisfactory at any particular time.

The selling security holders or their respective pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling security holders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that the selling security holders will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling security holders cannot assure that all or any of the shares offered in this Prospectus will be issued to, or sold by, the selling security holders. The selling security holders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this Prospectus, may be deemed “underwriters” as that term is defined under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or the rules and regulations under such acts.

The selling security holders, alternatively, may sell all or any part of the shares offered in this Prospectus through an underwriter. The selling security holders have not entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If the selling security holders enter into such an agreement or agreements, the relevant details will be set forth in a supplement or revisions to this Prospectus.

The selling security holder and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling security holder. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited form simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

We will not receive any of the proceeds from the sale of these shares of common stock, although we have paid the expenses of preparing this prospectus and the related registration statement of which it is a part and have reimbursed Bristol $26,000 for its legal and administrative costs. In consideration of our introduction to Bristol and for further assistance in completing the private placement of the convertible debentures and warrants, we have also issued a warrants for 8,500 shares of our common stock to Alexander Dunham Securities, Inc., a licensed broker-dealer, and for 76,500 shares to Bristol Capital, LLC, an affiliate of Bristol Investment Fund, Ltd., each with terms substantially similar to the Class A warrant issued to the debenture holder. In addition, we are obligated to pay a 10% fee to Dunham on all proceeds we receive upon issuance of the convertible debentures and exercise of the Class A and Class B warrants.

We have agreed to indemnify the selling security holder, or its transferees or assignees, against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the selling security holder or its respective pledgees, donees, transferees or other successors in interest, may be required to make in respect of such liabilities.

LEGAL MATTERS

The validity of the issuance of the shares being offered hereby will be passed upon for us by Baratta & Goldstein, New York, New York.

EXPERTS

The consolidated financial statements and schedule of Calypte Biomedical Corporation and subsidiary as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The reports of KPMG LLP covering the December 31, 2001, consolidated financial statements and consolidated financial statement schedule contain an explanatory paragraph that states that the Company’s recurring losses from operations and accumulated deficit raise substantial doubts about the entity’s ability to continue as a going concern. The consolidated financial statements and consolidated financial statement schedule do not include any adjustments that might result from the outcome of this uncertainty.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

SEC registration fees	$600.00

Legal fees and expenses	$75,000.00

Accountants’ fees	$14,000.00

Miscellaneous	$1,000.00

Total	$90,600.00

Item 15.    Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

Article VIII of the Registrant’s Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

Article VI of the Registrant’s Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the corporation if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his conduct was unlawful.

Calypte has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in Calypte’s Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

Item 16.    Exhibits.

The exhibits filed as part of this Registration Statement are as follows:

2.1^^	Asset Purchase Agreement, dated as of November 18, 1998, between Calypte and Cambridge.

3.1%	Bylaws of the Registrant, as amended on April 19, 2000.

3.2**	Restated Certificate of Incorporation of Calypte Biomedical Corporation, a Delaware corporation, filed July 31, 1996.

3.3†††	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of Calypte Biomedical Corporation effective as of September 28, 2001.

4.1^^^^	Rights Agreement between the Registrant and ChaseMellon Shareholders L.L.C. as Rights Agents dated December 15, 1998.

4.2^^^^^	Securities Purchase Agreement between the Registrant and Bristol Investment Fund, Ltd. dated as of February 11, 2002.

4.3^^^^^	Registration Rights Agreement between the Registrant and Bristol Investment Fund, Ltd. dated as of February 11, 2002.

4.4^^^^^	Security Agreement between the Registrant and Bristol Investment Fund, Ltd. dated as of February 11, 2002.

4.5^^^^^	Form of Secured Convertible Debenture Securities Purchase Agreement between the Registrant and Bristol Investment Fund, Ltd. dated as of February 11, 2002.

4.6^^^^^	Class A Stock Purchase Warrant for 1,700,000 shares of Common Stock issued to Bristol Investment Fund, Ltd.

4.7^^^^^	Class B Stock Purchase Warrant for 12,000,000 shares of Common Stock issued to Bristol Investment Fund, Ltd.

4.8^^^^^	Stock Purchase Warrant for 8,500 shares of Common Stock issued to Alexander Dunham Capital Group, Inc.

4.9^^^^^	Stock Purchase Warrant for 76,500 shares of Common Stock issued to Bristol Capital, LLC.

5.1%%%%%	Opinion of Baratta & Goldstein.

10.1*	Form of Indemnification Agreement between the Company and each of its directors and officers.

10.2††††	2000 Incentive Stock Plan, as amended.

10.3####	1995 Director Option Plan, as amended.

10.4††††	1995 Employee Stock Purchase Plan.

10.5*	Lease Agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated as of November 30, 1990.

10.6*	Second Lease Extension Agreement between Registrant and Charles A. Grant and Mark Greenberg, dated as of May 14, 1991.

10.7*	Lease Extension Agreement between Registrant and Charles A. Grant and Mark Greenberg, dated as of February 5, 1992.

10.8*	Lease Extension Agreement between Registrant and Charles A. Grant and Mark Greenberg, dated as of April 15, 1993.

10.9*	Standard Form Lease 1255-1275 Harbor Bay Parkway Harbor Bay Business Park between Commercial Center Bank and the Registrant, dated as of August 22, 1992.

10.12*	Employment Agreement between the Registrant and Howard B. Urnovitz, dated as of January 25, 1995.

10.15^*	License Agreement between the Registrant and New York University, dated as of August 13, 1993.

10.16*	First Amendment to License Agreement between the Registrant and New York University, dated as of January 11, 1995.

10.17*	Second Amendment to License Agreement between the Registrant and New York University, dated as of October 15, 1995.

10.18^*	Third Amendment to License Agreement between the Registrant and New York University, dated as of January 31, 1996.

10.19^*	Research Agreement between the Registrant and New York University, dated August 12, 1993.

10.20^*	First Amendment to Research Agreement between the Registrant and New York University, dated as of January 11, 1995.

10.21^*	Sublicense Agreement between the Registrant and Cambridge Biotech Corporation, dated as of March 31, 1992.

10.22^*	Master Agreement between the Registrant and Cambridge Biotech Corporation, dated as of April 12, 1996.

10.23^*	Sub-License Agreement between the Registrant and Cambridge Biotech Corporation, dated as of April 12, 1996.

10.24^*	Agreement between the Registrant and Repligen Corporation, dated as of March 8, 1993.

10.25^*	Non-Exclusive License Agreement between the Registrant and The Texas A&M University System, dated as of September 12, 1993.

10.27^*	Distribution Agreement between the Registrant and Otsuka Pharmaceutical Co., Ltd., dated as of August 7, 1994.

10.29^*	Distribution Agreement between the Registrant and Travenol Laboratories (Israel), Ltd., dated as of December 31, 1994.

10.33*	Form of Option Agreement for Stockholders of Pepgen Corporation, dated as of October 12, 1995.

10.35*	Equipment Lease Agreement between the Registrant and Phoenix Leasing, dated as of August 20, 1993.

10.36*	Equipment Lease Agreement between the Registrant and Meier Mitchell/GATX, dated as of August 20, 1993.

10.37**	Lease Extension Agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated as of February 3, 1997.

10.39**	Equipment Lease Agreement between the Registrant and MMC/GATX, dated September 30, 1996.

10.40^**	Joint Venture Agreement between the Registrant and Trinity Biotech plc

10.41***	Second Addendum to Lease between the Registrant and Commercial Center Bank dated as of July 21, 1997.

10.42***	Lease extension agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated December 9, 1997.

10.45^^	Lease extension agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated April 25, 1998.

10.46****	Employment Agreement between the Registrant and William A. Boeger dated as of October 28, 1998.

10.47****	Employment Agreement between the Registrant and John J. DiPietro dated as of October 28, 1998.

10.48****	Guaranty made by Chih Ping Liu for the benefit of the Registrant dated September 30, 1998.

10.49#	Loan and Security Agreement between the Registrant and Silicon Valley Bank, dated December 21, 1998

10.50#	Lease Extension Agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated February 26, 1999

10.51##	Non-Exclusive Patent and License Agreement between the Registrant and Public Health Service, dated June 30, 1999

10.52##	Distribution Agreement between the Registrant and Carter-Wallace, Inc., dated as of September 9,1999

10.53##	Letter Agreement between the Registrant and John J. DiPietro, dated as of September 17, 1999

10.54##	Consulting Agreement between the Registrant and John J. DiPietro, dated as of September 17, 1999

10.55*****	Master Lease Agreement between Aquila Biopharmaceuticals, Inc., Landlord, and Biomerieux Vitek, Inc., Tenant, dated as of October 22, 1996

10.56*****	First Amendment to Lease between Aquila Biopharmaceuticals, Inc. Landlord, and Biomerieux Vitek, Inc., Tenant, dated October 2, 1997

10.57*****	Sublease Agreement between Registrant and Cambridge Biotech Corporation, assignee of Biomerieux, Inc. dated as of December 17, 1998

10.58*****	Sublease Agreement between Registrant and Cambridge Biotech Corporation, sublessee of DynCorp, dated as of December 17, 1998

10.59*****	Lease Extension Agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated October 12, 1999

10.60*****	Consulting Agreement between the Registrant and William A. Boeger dated as of October 18, 1999

10.61*****	Consulting Agreement between the Registrant and David Collins dated as of October 18, 1999

10.62*****	Employment Agreement between the Registrant and Nancy E. Katz, dated as of October 18, 1999

10.63*****	Letter of Intent re Modification of Distribution Agreement between Registrant and Otsuka Pharmaceutical Co., Ltd. dated as of December 10, 1998

10.64###	Loan Modification Agreement between Registrant and Silicon Valley Bank dated as of November 15, 1999.

10.65###	Loan Modification Agreement between Registrant and Silicon Valley Bank dated as of January 30, 2000.

10.66###	Restated Technology Rights Agreement between Registrant and Howard B. Urnovitz, Ph.D. dated as of March 1, 2000.

10.67###	Technology Rights Agreement between Registrant and Chronix Biomedical dated as of March 1, 2000.

10.68^ ###	Exclusive Independent Contractor Agreement for Project Sentinel between Clinical Reference Laboratory, Inc. and Registrant dated as of January 21, 2000.

10.69^####	Distribution Agreement between the Registrant and American Edge Medical, dated as of May 1, 2000.

10.70^####	Distribution Agreement between the Registrant and Biobras S.A., dated as of May 11, 2000.

10.71^####	Distribution Agreement between the Registrant and Beijing Hua Ai Science and Technology Development Co. Ltd. dated as of May 16, 2000.

10.72####	Loan Modification Agreement between the Registrant and Silicon Valley Bank, dated as of May 24, 2000.

10.73^####	Fourth Amendment to the License Agreement between the Registrant and New York University, dated as of June 1, 2000.

10.74####	2000 Equity Incentive Plan.

10.75####	Lease Extension Agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated June 26, 2000.

10.76####	Secured Promissory Note between the Registrant and Howard B. Urnovitz, dated June 30, 2000.

10.77^#####	Temporary Distribution Agreement between the Registrant and American Edge Medical Company effective August 1, 2000.

10.78#####	Extension of Consulting Agreement between Registrant and John DiPietro effective as of September 17, 2000.

10.79††	Convertible Debentures and Warrants Purchase Agreement between the Registrant and AMRO International, S.A. dated January 22, 2001.

10.80%	Extension of Consulting Agreement between the Registrant and William A. Boeger dated as of October 19, 2000.

10.81%	Second Amendment to Employment Agreement between the Registrant and Howard B. Urnovitz dated October 31, 2000.

10.82%	Consulting Agreement between the Registrant and David Collins dated as of October 19, 2000.

10.83^%	Agreement between the Registrant and Carter-Wallace, Inc. dated December 12, 2000.

10.84†	Stock Purchase Warrant to purchase common stock dated January 24, 2001 issued to Townsbury Investments Limited.

10.85†	Common Stock Purchase Agreement between Calypte and Townsbury Investments Limited dated November 2, 2000.

10.86†	Registration Rights Agreement between Calypte and Townsbury Investments Limited dated November 2, 2000.

10.87†	Escrow Agreement among Calypte, Townsbury Investments Limited and Epstein, Becker & Green, P.C. dated November 2, 2000.

10.88†	Amendment to Common Stock Purchase Agreement between Calypte and Townsbury Investments Limited dated January 24, 2001.

10.89%%	Agreement for Purchase and Sale of Preferred Stock of Pepgen Corporation between Registrant and Biotechnology Development Fund, L.P. and Biotechnology Fund II, L.P. dated April 17, 2001

10.90%%%	Consulting Agreement between the Registrant and David Collins dated as of October 19, 2001

10.91%%%	Third Addendum to Lease between the Registrant and Gee-Aspora LLC dated as of October 31, 2001

10.92††	Registration Rights Agreement between the Registrant and AMRO International, S.A. dated January 22, 2001.

10.93††	Escrow Agreement between the Registrant and AMRO International, S.A. dated January 22, 2001.

10.94††	Stock Purchase Warrant to purchase common stock issued to AMRO International, S.A. on January 24, 2001.

10.95††	6% Convertible Debenture in the principal amount of $550,000, due April 26, 2001, issued to AMRO International, S.A.

10.96††	6% Convertible Debenture in the principal amount of $550,000, due June 11, 2001, issued to AMRO International, S.A.

10.97†††	Common Stock Purchase Agreement between Calypte and Townsbury Investments Limited dated August 23, 2001.

10.98†††	Registration Rights Agreement between Calypte and Townsbury Investments Limited dated August 23, 2001.

10.99†††	Escrow Agreement among Calypte, Townsbury Investments Limited and New York Escrow Services, LLC dated August 23, 2001.

10.100†††	Stock Purchase Warrant to purchase Common Stock dated October 19, 2001 issued to Townsbury Investments Limited.

10.109%%%	Form of Common Stock Purchase Agreement between the Registrant and certain Purchasers dated November 13, 2001.

10.110%%%	Form of Common Stock Purchase Agreement with certain trade creditors issued pursuant to a private placement completed on February 12, 2002.

10.111>	Form of Subscription Agreement and 8% Convertible Note.

10.112>>	Form of Subscription Agreement and 8% Convertible Note Issued July 17, 2002 by Registrant.

10.113>>	Employment Agreement between the Registrant and Anthony J. Cataldo dated May 10, 2002.

10.114>>	Amendment to Non-Exclusive Patent and License Agreement between Registrant and Public Health Service, dated April 5, 2002.

21.1*	Subsidiaries of the Registrant.

23.1	Consent of KPMG LLP, Independent Auditors.

23.2	Consent of Baratta & Goldstein (included in opinion filed as Exhibit 5.1).

24.1	Power of Attorney (included on signature page to this Registration Statement).

*
Incorporated by reference from exhibits filed with the Company’s Registration Statement on Form S-1 (File No. 333-04105) filed on May 20, 1996, as amended to June 25, 1996, July 15, 1996 and July 26, 1996.

**	Incorporated by reference from exhibits filed with the Company’s Report on Form 10-K dated March 28, 1997.

***	Incorporated by reference from exhibits filed with the Company’s Report on Form 10-K dated March 25, 1998.

****	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-K dated March 25, 1999.

*****	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-K dated March 30, 2000.

^	Confidential treatment has been granted as to certain portions of this exhibit.

^^	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-Q dated August 12, 1998.

^^^	Incorporated by reference from an exhibit filed with the Company’s Report on Form 8-K dated January 4, 1999.

^^^^	Incorporated by reference from an exhibit filed with the Company’s Report on Form 8-K dated December 16, 1998.

^^^^^	Incorporated by reference from an exhibit filed with the Company’s Report on Form 8-K dated February 15, 2002.

†	Incorporated by reference from an exhibit filed with the Company’s Registration Statement on Form S-2 (File No. 333-54316) filed on January 25, 2001, as amended on February 9, 2001.

††	Incorporated by reference from an exhibit filed with the Company’s Registration Statement on Form S-3 (File No. 333-58960) filed on April 13, 2001.

†††	Incorporated by reference from an exhibit filed with the Company’s Registration Statement on Form S-2 (File No. 333-72268) filed on October 26, 2001.

††††	Incorporated by reference from an exhibit filed with the Company’s Registration Statement on Form S-8 (File No. 333-70890) file on October 3, 2001.

#	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-Q dated May 15, 1999.

##	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-Q dated November 15, 1999.

###	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-Q dated May 12, 2000.

####	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-Q dated August 10, 2000.

#####	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-Q dated November 7, 2000.

%	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-K dated March 5, 2001.

%%	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-Q dated August 14, 2001.

%%%	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-K dated March 11, 2002.

%%%%	Incorporated by reference from an exhibit filed with the Company’s Registration Statement on Form S-2 (File No. 333-84660) filed on March 21, 2002.

%%%%%	To be filed by Amendment.

>	Incorporated by reference from an exhibit filed with the Company’s Report on Form 8-K dated June 3, 2002.

>>	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-Q dated August 14, 2002.

Item 17.    Undertakings

(a)    The undersigned Registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii)
to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

2.
That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.
The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant’s Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

6.
The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14-a or Rule 14c-3 under the Securities Exchange Act of 1934, as amended; and, where interim financial information required to be presented by Article 3 of Regulations S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Calypte Biomedical Corporation, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Alameda, State of California, on the 13th day of August, 2002.

CALYPTE BIOMEDICAL CORPORATION

By:	/S/ NANCY E. KATZ
Nancy E. Katz Chief Executive Officer, President and Director

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Nancy E. Katz and Richard Brounstein his or her true and lawful attorneys in fact and agents, with full power of substitution and resubstitution, for him or her and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post effective amendments) to the Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-2 has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/S/ NANCY E. KATZ Nancy E. Katz	President, Chief Executive Officer and Director	August 13, 2002

/S/ ANTHONY J. CATALDO Anthony J. Cataldo	Executive Chairman of the Board of Directors	August 13, 2002

/S/ RICHARD D. BROUNSTEIN Richard D. Brounstein	Executive Vice President, Chief Financial Officer and Director	August 13, 2002

John J. DiPietro	Director	August , 2002

/S/ PAUL FREIMAN Paul Freiman	Director	August 13, 2002

Signature	Title	Date

Julius R. Krevans, M.D.	Director	August , 2002

/S/ MARK NOVITCH, M.D. Mark Novitch, M.D.	Director	August 13, 2002

/S/ ZAFAR I. RANDAWA Zafar I. Randawa, Ph.D.	Director	August 13, 2002

Martin Landau	Director	August , 2002

EXHIBIT INDEX

2.1^^	Asset Purchase Agreement, dated as of November 18, 1998, between Calypte and Cambridge.

3.1%	Bylaws of the Registrant, as amended on April 19, 2000.

3.2**	Restated Certificate of Incorporation of Calypte Biomedical Corporation, a Delaware corporation, filed July 31, 1996.

3.3†††	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of Calypte Biomedical Corporation effective as of September 28, 2001.

4.1^^^^	Rights Agreement between the Registrant and ChaseMellon Shareholders L.L.C. as Rights Agents dated December 15, 1998.

4.2^^^^^	Securities Purchase Agreement between the Registrant and Bristol Investment Fund, Ltd. dated as of February 11, 2002.

4.3^^^^^	Registration Rights Agreement between the Registrant and Bristol Investment Fund, Ltd. dated as of February 11, 2002.

4.4^^^^^	Security Agreement between the Registrant and Bristol Investment Fund, Ltd. dated as of February 11, 2002.

4.5^^^^^	Form of Secured Convertible Debenture Securities Purchase Agreement between the Registrant and Bristol Investment Fund, Ltd. dated as of February 11, 2002.

4.6^^^^^	Class A Stock Purchase Warrant for 1,700,000 shares of Common Stock issued to Bristol Investment Fund, Ltd.

4.7^^^^^	Class B Stock Purchase Warrant for 12,000,000 shares of Common Stock issued to Bristol Investment Fund, Ltd.

4.8^^^^^	Stock Purchase Warrant for 8,500 shares of Common Stock issued to Alexander Dunham Capital Group, Inc.

4.9^^^^^	Stock Purchase Warrant for 76,500 shares of Common Stock issued to Bristol Capital, LLC.

5.1%%%%%	Opinion of Baratta & Goldstein.

10.1*	Form of Indemnification Agreement between the Company and each of its directors and officers.

10.2††††	2000 Incentive Stock Plan, as amended.

10.3####	1995 Director Option Plan, as amended.

10.4††††	1995 Employee Stock Purchase Plan.

10.5*	Lease Agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated as of November 30, 1990.

10.6*	Second Lease Extension Agreement between Registrant and Charles A. Grant and Mark Greenberg, dated as of May 14, 1991.

10.7*	Lease Extension Agreement between Registrant and Charles A. Grant and Mark Greenberg, dated as of February 5, 1992.

10.8*	Lease Extension Agreement between Registrant and Charles A. Grant and Mark Greenberg, dated as of April 15, 1993.

10.9*	Standard Form Lease 1255-1275 Harbor Bay Parkway Harbor Bay Business Park between Commercial Center Bank and the Registrant, dated as of August 22, 1992.

10.12*	Employment Agreement between the Registrant and Howard B. Urnovitz, dated as of January 25, 1995.

10.15^*	License Agreement between the Registrant and New York University, dated as of August 13, 1993.

10.16*	First Amendment to License Agreement between the Registrant and New York University, dated as of January 11, 1995.

10.17*	Second Amendment to License Agreement between the Registrant and New York University, dated as of October 15, 1995.

10.18^*	Third Amendment to License Agreement between the Registrant and New York University, dated as of January 31, 1996.

10.19^*	Research Agreement between the Registrant and New York University, dated August 12, 1993.

10.20^*	First Amendment to Research Agreement between the Registrant and New York University, dated as of January 11, 1995.

10.21^*	Sublicense Agreement between the Registrant and Cambridge Biotech Corporation, dated as of March 31, 1992.

10.22^*	Master Agreement between the Registrant and Cambridge Biotech Corporation, dated as of April 12, 1996.

10.23^*	Sub-License Agreement between the Registrant and Cambridge Biotech Corporation, dated as of April 12, 1996.

10.24^*	Agreement between the Registrant and Repligen Corporation, dated as of March 8, 1993.

10.25^*	Non-Exclusive License Agreement between the Registrant and The Texas A&M University System, dated as of September 12, 1993.

10.27^*	Distribution Agreement between the Registrant and Otsuka Pharmaceutical Co., Ltd., dated as of August 7, 1994.

10.29^*	Distribution Agreement between the Registrant and Travenol Laboratories (Israel), Ltd., dated as of December 31, 1994.

10.33*	Form of Option Agreement for Stockholders of Pepgen Corporation, dated as of October 12, 1995.

10.35*	Equipment Lease Agreement between the Registrant and Phoenix Leasing, dated as of August 20, 1993.

10.36*	Equipment Lease Agreement between the Registrant and Meier Mitchell/GATX, dated as of August 20, 1993.

10.37**	Lease Extension Agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated as of February 3, 1997.

10.39**	Equipment Lease Agreement between the Registrant and MMC/GATX, dated September 30, 1996.

10.40^**	Joint Venture Agreement between the Registrant and Trinity Biotech plc

10.41***	Second Addendum to Lease between the Registrant and Commercial Center Bank dated as of July 21, 1997.

10.42***	Lease extension agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated December 9, 1997.

10.45^^	Lease extension agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated April 25, 1998.

10.46****	Employment Agreement between the Registrant and William A. Boeger dated as of October 28, 1998.

10.47****	Employment Agreement between the Registrant and John J. DiPietro dated as of October 28, 1998.

10.48****	Guaranty made by Chih Ping Liu for the benefit of the Registrant dated September 30, 1998.

10.49#	Loan and Security Agreement between the Registrant and Silicon Valley Bank, dated December 21, 1998

10.50#	Lease Extension Agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated February 26, 1999

10.51##	Non-Exclusive Patent and License Agreement between the Registrant and Public Health Service, dated June 30, 1999

10.52##	Distribution Agreement between the Registrant and Carter-Wallace, Inc., dated as of September 9,1999

10.53##	Letter Agreement between the Registrant and John J. DiPietro, dated as of September 17, 1999

10.54##	Consulting Agreement between the Registrant and John J. DiPietro, dated as of September 17, 1999

10.55*****	Master Lease Agreement between Aquila Biopharmaceuticals, Inc., Landlord, and Biomerieux Vitek, Inc., Tenant, dated as of October 22, 1996

10.56*****	First Amendment to Lease between Aquila Biopharmaceuticals, Inc. Landlord, and Biomerieux Vitek, Inc., Tenant, dated October 2, 1997

10.57*****	Sublease Agreement between Registrant and Cambridge Biotech Corporation, assignee of Biomerieux, Inc. dated as of December 17, 1998

10.58*****	Sublease Agreement between Registrant and Cambridge Biotech Corporation, sublessee of DynCorp, dated as of December 17, 1998

10.59*****	Lease Extension Agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated October 12, 1999

10.60*****	Consulting Agreement between the Registrant and William A. Boeger dated as of October 18, 1999

10.61*****	Consulting Agreement between the Registrant and David Collins dated as of October 18, 1999

10.62*****	Employment Agreement between the Registrant and Nancy E. Katz, dated as of October 18, 1999

10.63*****	Letter of Intent re Modification of Distribution Agreement between Registrant and Otsuka Pharmaceutical Co., Ltd. dated as of December 10, 1998

10.64###	Loan Modification Agreement between Registrant and Silicon Valley Bank dated as of November 15, 1999.

10.65###	Loan Modification Agreement between Registrant and Silicon Valley Bank dated as of January 30, 2000.

10.66###	Restated Technology Rights Agreement between Registrant and Howard B. Urnovitz, Ph.D. dated as of March 1, 2000.

10.67###	Technology Rights Agreement between Registrant and Chronix Biomedical dated as of March 1, 2000.

10.68^ ###	Exclusive Independent Contractor Agreement for Project Sentinel between Clinical Reference Laboratory, Inc. and Registrant dated as of January 21, 2000.

10.69^####	Distribution Agreement between the Registrant and American Edge Medical, dated as of May 1, 2000.

10.70^####	Distribution Agreement between the Registrant and Biobras S.A., dated as of May 11, 2000.

10.71^####	Distribution Agreement between the Registrant and Beijing Hua Ai Science and Technology Development Co. Ltd. dated as of May 16, 2000.

10.72####	Loan Modification Agreement between the Registrant and Silicon Valley Bank, dated as of May 24, 2000.

10.73^####	Fourth Amendment to the License Agreement between the Registrant and New York University, dated as of June 1, 2000.

10.74####	2000 Equity Incentive Plan.

10.75####	Lease Extension Agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated June 26, 2000.

10.76####	Secured Promissory Note between the Registrant and Howard B. Urnovitz, dated June 30, 2000.

10.77^#####	Temporary Distribution Agreement between the Registrant and American Edge Medical Company effective August 1, 2000.

10.78#####	Extension of Consulting Agreement between Registrant and John DiPietro effective as of September 17, 2000.

10.79††	Convertible Debentures and Warrants Purchase Agreement between the Registrant and AMRO International, S.A. dated January 22, 2001.

10.80%	Extension of Consulting Agreement between the Registrant and William A. Boeger dated as of October 19, 2000.

10.81%	Second Amendment to Employment Agreement between the Registrant and Howard B. Urnovitz dated October 31, 2000.

10.82%	Consulting Agreement between the Registrant and David Collins dated as of October 19, 2000.

10.83^%	Agreement between the Registrant and Carter-Wallace, Inc. dated December 12, 2000.

10.84†	Stock Purchase Warrant to purchase common stock dated January 24, 2001 issued to Townsbury Investments Limited.

10.85†	Common Stock Purchase Agreement between Calypte and Townsbury Investments Limited dated November 2, 2000.

10.86†	Registration Rights Agreement between Calypte and Townsbury Investments Limited dated November 2, 2000.

10.87†	Escrow Agreement among Calypte, Townsbury Investments Limited and Epstein, Becker & Green, P.C. dated November 2, 2000.

10.88†	Amendment to Common Stock Purchase Agreement between Calypte and Townsbury Investments Limited dated January 24, 2001.

10.89%%	Agreement for Purchase and Sale of Preferred Stock of Pepgen Corporation between Registrant and Biotechnology Development Fund, L.P. and Biotechnology Fund II, L.P. dated April 17, 2001

10.90%%%	Consulting Agreement between the Registrant and David Collins dated as of October 19, 2001

10.91%%%	Third Addendum to Lease between the Registrant and Gee-Aspora LLC dated as of October 31, 2001

10.92††	Registration Rights Agreement between the Registrant and AMRO International, S.A. dated January 22, 2001.

10.93††	Escrow Agreement between the Registrant and AMRO International, S.A. dated January 22, 2001.

10.94††	Stock Purchase Warrant to purchase common stock issued to AMRO International, S.A. on January 24, 2001.

10.95††	6% Convertible Debenture in the principal amount of $550,000, due April 26, 2001, issued to AMRO International, S.A.

10.96††	6% Convertible Debenture in the principal amount of $550,000, due June 11, 2001, issued to AMRO International, S.A.

10.97†††	Common Stock Purchase Agreement between Calypte and Townsbury Investments Limited dated August 23, 2001.

10.98†††	Registration Rights Agreement between Calypte and Townsbury Investments Limited dated August 23, 2001.

10.99†††	Escrow Agreement among Calypte, Townsbury Investments Limited and New York Escrow Services, LLC dated August 23, 2001.

10.100†††	Stock Purchase Warrant to purchase Common Stock dated October 19, 2001 issued to Townsbury Investments Limited.

10.109%%%	Form of Common Stock Purchase Agreement between the Registrant and certain Purchasers dated November 13, 2001.

10.110%%%	Form of Common Stock Purchase Agreement with certain trade creditors issued pursuant to a private placement completed on February 12, 2002.

10.111>	Form of Subscription Agreement and 8% Convertible Note.

10.112>>	Form of Subscription Agreement and 8% Convertible Note issued June 17, 2002 by Registrant.

10.113>>	Employment Agreement between the Registrant and Anthony J. Cataldo dated May 10, 2002.

10.114>>	Amendment to Non-Exclusive Patent and License Agreement between Registrant and Public Health Service, dated April 15, 2002.

21.1*	Subsidiaries of the Registrant.

23.1	Consent of KPMG LLP, Independent Auditors.

23.2	Consent of Baratta & Goldstein (included in opinion filed as Exhibit 5.1).

24.1	Power of Attorney (included on signature page to this Registration Statement).

*
Incorporated by reference from exhibits filed with the Company’s Registration Statement on Form S-1 (File No. 333-04105) filed on May 20, 1996, as amended to June 25, 1996, July 15, 1996 and July 26, 1996.

**	Incorporated by reference from exhibits filed with the Company’s Report on Form 10-K dated March 28, 1997.

***	Incorporated by reference from exhibits filed with the Company’s Report on Form 10-K dated March 25, 1998.

****	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-K dated March 25, 1999.

*****	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-K dated March 30, 2000.

^	Confidential treatment has been granted as to certain portions of this exhibit.

^^	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-Q dated August 12, 1998.

^^^	Incorporated by reference from an exhibit filed with the Company’s Report on Form 8-K dated January 4, 1999.

^^^^	Incorporated by reference from an exhibit filed with the Company’s Report on Form 8-K dated December 16, 1998.

^^^^^	Incorporated by reference from an exhibit filed with the Company’s Report on Form 8-K dated February 15, 2002.

†	Incorporated by reference from an exhibit filed with the Company’s Registration Statement on Form S-2 (File No. 333-54316) filed on January 25, 2001, as amended on February 9, 2001.

††	Incorporated by reference from an exhibit filed with the Company’s Registration Statement on Form S-3 (File No. 333-58960) filed on April 13, 2001.

†††	Incorporated by reference from an exhibit filed with the Company’s Registration Statement on Form S-2 (File No. 333-72268) filed on October 26, 2001.

††††	Incorporated by reference from an exhibit filed with the Company’s Registration Statement on Form S-8 (File No. 333-70890) file on October 3, 2001.

#	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-Q dated May 15, 1999.

##	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-Q dated November 15, 1999.

###	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-Q dated May 12, 2000.

####	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-Q dated August 10, 2000.

#####	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-Q dated November 7, 2000.

%	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-K dated March 5, 2001.

%%	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-Q dated August 14, 2001.

%%%	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-K dated March 11, 2002.

%%%%	Incorporated by reference from an exhibit filed with the Company’s Registration Statement on Form S-2 (File No. 333-84660) filed on March 21, 2002.

%%%%%	To be filed by Amendment.

>	Incorporated by reference from an exhibit filed with the Company’s Report on Form 8-K dated June 3, 2002.
>>	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-Q dated August 14, 2002.